Exhibit 99.1

February 2, 2010

Mr. Randy L. Limbacher
Rosetta Resources Inc.
717 Texas, Suite 2800
Houston, Texas 77002

Dear Mr. Limbacher:

In accordance with your request, we have audited the estimates prepared by Rosetta Resources Inc. (Rosetta), as of December 31, 2009, of the proved reserves to the Rosetta interest in certain oil and gas properties located in the United States.  It is our understanding that the proved reserves estimates shown herein constitute all of the proved reserves owned by Rosetta.  Economic analysis was performed by Rosetta only to confirm commercial viability and determine economic limits for the properties, using the price and cost parameters discussed in subsequent paragraphs of this letter.  We have examined the estimates with respect to reserves quantities, reserves categorization, and future producing rates, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a).  The estimates of reserves have been prepared in accordance with the definitions and guidelines of the SEC and conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas.  This report has been prepared for Rosetta's use in filing with the SEC.

The following table sets forth Rosetta's estimates of the net reserves, as of December 31, 2009, for the audited properties:

	Net Reserves
	Oil	NGL	Gas
Category	(Barrels)	(Barrels)	(MCF)

Proved Developed Producing	1,452,639	2,179,983	194,245,984
Proved Developed Non-Producing	0,870,905	0,165,114	042,366,910
Proved Undeveloped	1,501,753	2,875,707	060,156,004

Total Proved	3,825,298	5,220,804	296,768,938

Totals may not add because of rounding.

The oil reserves shown include crude oil and condensate.  Oil and natural gas liquids (NGL) volumes are expressed in barrels that are equivalent to 42 United States gallons.  Gas volumes are expressed in thousands of cubic feet (MCF) at standard temperature and pressure bases.

When compared on a field-by-field basis, some of the estimates of Rosetta are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc.  However, in our opinion the estimates of Rosetta's proved reserves shown herein are, in the aggregate, reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles.  These principles are set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.  We are satisfied with the methods and procedures used by Rosetta in preparing the December 31, 2009, estimates of reserves, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Rosetta.

The estimates shown herein are for proved reserves.  Rosetta's estimates do not include probable or possible reserves that may exist for these properties, nor do they include any value for undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.  Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status.  The estimates of reserves included herein have not been adjusted for risk.

Oil, NGL, and gas prices were used only to confirm commercial viability and determine economic limits for the properties.  Prices used by Rosetta are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for the period January through December 2009.  For oil and NGL volumes, the average West Texas Intermediate posted price of $57.65 per barrel is adjusted by lease for quality, transportation fees, and regional price differentials.  For gas volumes, the average Henry Hub spot price of $3.866 per MMBTU is adjusted by lease for energy content, transportation fees, and regional price differentials.  All prices are held constant throughout the lives of the properties.

Operating costs and capital costs were used only to confirm commercial viability and determine economic limits for the properties.  Lease and well operating costs used by Rosetta are based on historical operating expense records.  For nonoperated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels.  Lease and well operating costs for the operated properties are limited to direct lease- and field-level costs and Rosetta's estimate of the portion of its headquarters general and administrative overhead expenses necessary to operate the properties.  Lease and well operating costs are held constant throughout the lives of the properties.  Rosetta's estimates of capital costs are included as required for workovers, new development wells, production equipment, and abandonment.  The future capital costs are held constant to the date of expenditure.

The reserves shown in this report are estimates only and should not be construed as exact quantities.  Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible.  If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts.  Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing these estimates.  Estimates of reserves may increase or decrease as a result of future operations, market conditions, or changes in regulations.

It should be understood that our audit does not constitute a complete reserves study of the audited oil and gas properties.  Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of major properties making up 81 percent of the company's total proved reserves.  In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by Rosetta with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production.  However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data.  We used standard engineering and geoscience methods, or a combination of methods, such as performance analysis, volumetric analysis, and analogy, that we considered to be appropriate and necessary to establish the conclusions set forth herein.  Our audit did not include a review of Rosetta's overall reserves management processes and practices.

In evaluating the information at our disposal concerning this audit, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geoscience.  As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this audit, along with data provided by Rosetta, are on file in our office.  The technical persons responsible for conducting this audit meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.  We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties and are not employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-002699

/s/ C.H. (Scott) Rees III
By:
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

/s/ Danny D. Simmons	/s/ David E. Nice
By:	By:
Danny D. Simmons, P.E. 45270	David E. Nice, P.G. 346
President and Chief Operating Officer	Vice President

Date Signed: February 2, 2010	Date Signed: February 2, 2010

WKB:JJH